

May 18, 2023

Quentin Koffey
Managing Partner and Chief Investment Officer
Politan Capital Management LP
106 West 56th Street, 10th Floor
New York, New York 10019

  Re: Masimo Corporation
    PRRN14A filed May 15, 2023
    Filed by Politan Capital Management et al.
    File No. 001-33642

Dear Quentin Koffey:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Defined terms used herein have the same meaning as in your proxy statement.

Revised Preliminary Schedule 14A

Reasons for the Solicitation, page 13

1. Refer to our comment letter dated May 10, 2023. We reissue comment 6. In this respect, we note your disclosure that your nominees "would seek to provide independent oversight of management" and your response that your nominees "have no predetermined specific plans." If your nominees do not have specific changes that they would attempt to institute, revise to so state in the proxy statement.

Votes Required for Approval, page 29

2. Refer to comment 11 in our prior comment letter. We note that your revised proxy statement states that, in order to pass, proposals two, three and six "each require the affirmative vote of the holders of a majority of the shares present or represented by proxy and voting at the 2023 Annual Meeting." However, as explained in our initial comment

11, the Bylaws appear to provide that such proposals must be passed by a majority of votes cast (disregarding abstentions and broker non-votes). Please revise or advise.

Solicitation of Proxies, page 31

3.   Refer to comment 12 in our prior comment letter. We note your response that "any success fee would be a reasonable amount." Revise to state this in the proxy statement, and to include a ceiling on the success fee if known.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Tina Chalk at (202) 551-3263 Blake Grady at (202) 551-8573.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions